



OFFICE OF THE SECRETARY OF STATE

STATE OF OKLAHOMA

AMENDED
CERTIFICATE OF INCORPORATION

WHEREAS, *the Amended Certificate of Incorporation of*

MACROSOLVE, INC.

has been filed in the office of the Secretary of State as provided by the laws of the State of Oklahoma.

NOW THEREFORE, I, *the undersigned, Secretary of State of the State of Oklahoma, by virtue of the powers vested in me by law, do hereby issue this certificate evidencing such filing.*

IN TESTIMONY WHEREOF, I *hereunto set my hand and cause to be affixed the Great Seal of the State of Oklahoma.*

GREAT SEAL OF THE STATE OF OKLAHOMA 1907

Filed in the city of Oklahoma City this 28th day of October, 2011.

Secretary of State

Amended Certificate of Incorporation

Document Number 17930080002 Submit Date - 10/28/2011

The undersigned Oklahoma corporation, for the purpose of amending its certificate of incorporation as provided by Section 1077 of the Oklahoma General Corporation Act, hereby certifies:

The name of the corporation is:
MACROSOLVE, INC.

The name of the registered agent and the street address of the registered office in the State of Oklahoma is:
KENDALL CARPENTER
1717 S BOULDER AVE STE 700
TULSA, OK 74119 USA

The date on which the amendment is to be effective, if it is to be effective after the filing date:
10/28/2011

The duration of the corporation is:
Perpetual

The aggregate number of the authorized shares, itemized by class, par value of shares, shares without par value, and series, if any, within a class is:

Stock Type:	Series:
Common (Voting)	
Number of Shares:	Par Value Per Share:
500000000	$0.010000

Stock Type:	Series:
Preferred (Voting)	
Number of Shares:	Par Value Per Share:
10000000	$0.010000

Previous Total Authorized Capital - $2,100,000.00 New Total Authorized Capital - $5,100,000.00

Additional amendments to the Certificate of Incorporation are:

That at a meeting of the Board of Directors, a resolution was duly adopted setting forth the foregoing proposed amendment(s) to the Certificate of Incorporation of said corporation, declaring said amendment(s) to be advisable and calling a meeting of the shareholders of said corporation for consideration thereof.

That thereafter, pursuant to said resolution of its Board of Directors, a meeting of the shareholders of said corporation was duly called and held, at which meeting the necessary

number of shares as required by statute were voted in favor of the amendment(s).

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 28th day of October, 2011 by :

I hereby certify that the information provided on this form is true and correct to the best of my knowledge and by attaching the signature I agree and understand that the typed electronic signature shall have the same legal effect as an original signature and is being accepted as my original signature pursuant to the Oklahoma Uniform Electronic Transactions Act, Title 12A Okla. Statutes Section 15-101, et seq.

Signature:	Title:
JAMES C. MCGILL	DIRECTOR
KENDALL CARPENTER	SECRETARY
STEVE SIGNOFF	DIRECTOR
HOWARD JANZEN	DIRECTOR
JOHN CLERICO	DIRECTOR
DAVID LAWSON	DIRECTOR
DAVID HUMPHREY	DIRECTOR
DALE SCHOENEFELD	DIRECTOR

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